Issuer Free Writing Prospectus dated January 29, 2020

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated January 29, 2020

Registration No. 333-233651

This free writing prospectus should be read together with the issuer’s preliminary prospectus supplement dated January 29, 2020 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the offering of ordinary shares (including in the form of American Depositary Shares) (the “Preliminary Prospectus Supplement”). The following information supplements and updates the information contained in the Preliminary Prospectus Supplement.

DBV Technologies Announces the Launch of a Proposed Global Offering of Ordinary Shares, Which May Be in the Form of American Depositary Shares, and Reports December 31, 2019 Cash Position

DBV Technologies (the “Company”) (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced its intention to launch, subject to market conditions, a global offering of new ordinary shares, which may be in the form of American Depositary Shares (“ADSs”), in an aggregate amount of $125.0 million. The global offering will be comprised of a public offering of ordinary shares in the form of ADSs in the United States, Canada and certain countries outside of Europe and an offering exclusively addressed to qualified investors in Europe (including France). In addition, the Company intends to grant the underwriters a 30-day option to purchase additional ordinary shares, in the form of ADSs, in an aggregate amount of up to 15% of the total number of ordinary shares (including in the form of ADSs) proposed to be sold in the global offering, on the same terms and conditions. Each ADS offered represents the right to receive one-half of one ordinary share. The ADSs are listed on the Nasdaq Global Select Market under the symbol “DBVT,” and the Company’s ordinary shares are listed on Euronext Paris under the symbol “DBV”.

Goldman Sachs and Citigroup are acting as joint lead book-running managers for the global offering.

The final amount of the offering, the price in euros at which ordinary shares will be sold and the price in dollars at which ADSs will be sold in the global offering, as well as the final number of ordinary shares (including in the form of ADSs), will be determined following a bookbuilding process commencing immediately and will be at least equal to the weighted-average of the trading prices of the Company’s ordinary shares on Euronext Paris over the three (3) trading days prior to the launch of the global offering (i.e. January 29th, 28th and 27th), subject to a maximum discount of 10%. The new ordinary shares will be issued through a capital increase without shareholders’ pre-emptive rights by means of a public offering under the provision of Article L. 225-136 of the French Commercial Code and pursuant to the decisions of the Company’s Board of Directors (Conseil d’Administration) dated January 29, 2020, in accordance with the delegations granted pursuant to resolutions 19, 23 and 24 adopted at the ordinary and extraordinary meeting of the Company’s shareholders (Assemblée Générale Mixte) held on May 24, 2019.

The final number of ordinary shares offered, including the number of ordinary shares offered in the form of ADSs, and the subscription price therefor will be decided by the Company’s Chief Executive Officer (Directeur Général), in accordance with a sub-delegation granted by the Company’s Board of Directors (Conseil d’Administration) on January 29, 2020, further to the favorable opinion of Mr. Michel de Rosen, independent director and Chairman of the Board of Directors.

The global offering will commence immediately and the Company plans to announce the result of the global offering as soon as practicable after pricing thereof in a subsequent press release. The Company plans to use the net proceeds from the global offering, together with its existing cash and cash equivalents, primarily to prepare for the commercialization of Viaskin Peanut, including marketing efforts related to launch in the second half of 2020, if approved, as well as to advance the discovery and development of product candidates using its Viaskin Platform and for working capital and general corporate purposes.

A registration statement on Form F-3 relating to the securities to be issued in the global offering was filed with the Securities and Exchange Commission and was declared effective on October 1, 2019. The public offering of ordinary shares in the form of ADSs will be made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to and describing the terms and conditions of the offering will be filed with the Securities and Exchange Commission and will be available on the Securities and Exchange Commission’s website at www.sec.gov. When available, copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained for free from: Goldman Sachs, Attention: Prospectus Department, 200 West Street, New York, NY 10282, via telephone: +1 866-471-2526, facsimile: +1 212-902-9316 or via email: prospectusgroup-ny@ny.email.gs.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 or via telephone: +1 800-831-9146.

Application will be made to list the new ordinary shares to be issued pursuant to the global offering on the regulated market of Euronext Paris pursuant to a listing prospectus subject to the approval by the Autorité des Marchés Financiers (“AMF”) and comprising (i) the 2018 universal registration document filed with the AMF on October 9, 2019 (document d’enregistrement universel 2018) under number D. 19-0889, as completed by an amendment to such universal registration document, which will be filed with the AMF on January 30, 2020, and (ii) a Securities Note (Note d’opération), including (iii) a summary of the prospectus. Following the filing of the amendment to the universal registration document with the AMF, copies of the Company’s 2018 universal registration document, as amended, will be available free of charge at the Company’s head office located at 177-181 avenue Pierre Brossolette – 92120 Montrouge – France. The listing prospectus will be published on the AMF’s website at www.amf-france.org.

As of December 31, 2019, the Company had cash and cash equivalents of €172.0 million, compared to €122.8 million as of December 31, 2018. The information above is based on preliminary unaudited information for the cash and cash equivalents as of December 31, 2019. The Company’s independent registered public accounting firm has not conducted an audit or review of, and does not express an opinion or any other form of assurance with respect to, this preliminary estimate.

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About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food-allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France, and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements about the expected closing of the global offering and the anticipated use of proceeds from the Global Offering. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Factors that could cause actual results to differ materially from those described or projected herein include risk associated with market and other financing conditions, risks associated with clinical trials and regulatory reviews and approvals, and risk related to the sufficiency of the Company’s existing cash resources and liquidity. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and U.S. Securities and Exchange Commission, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise forward-looking statements as a result of new information, future events or circumstances, or otherwise, except as required by law.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

A French listing prospectus comprising (i) the 2018 universal registration document filed with the AMF on October 9, 2019 (document d’enregistrement universel 2018) under number D. 19-0889, as completed by an amendment to such universal registration document, which will be filed with the AMF on January 30, 2020, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus, will be submitted to the approval by the AMF and will be published on the AMF’s website at www.amf-france.org. Following the filing of the amendment to the universal registration document with the AMF, copies of Company’s 2018 universal registration document, as amended, will be available free of charge at the Company’s head office located at 177-181 avenue Pierre Brossolette – 92120 Montrouge – France.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (“Prospectus Regulation”).

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1 (4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

MIFID II product governance / Retail investors, professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the new shares has led to the conclusion that: (i) the target market for the new shares is retail investors, eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the new shares to retail investors, eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the new shares (a “distributor”) should take into consideration the manufacturers’ target market assessment. However, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the new shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The issuer has filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying base prospectus) with the U.S. Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents, including the Preliminary Prospectus Supplement, for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs, Attention: Prospectus Department, 200 West Street, New York, NY 10282, via telephone: 1-866-471-2526, facsimile: 212-902-9316 or via email: prospectusgroup-ny@ny.email.gs.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 or via telephone: 800-831-9146.